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EXHIBIT 12.1

AMGEN INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

	Six Months Ended June 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
Earnings (loss):
Income (loss) before income taxes	$1,536.8	$1,091.7	$(684.5)	$1,686.3	$1,674.3	$1,566.2	$1,224.4
Fixed charges, less capitalized interest	24.3	25.2	59.0	23.9	24.4	23.1	16.5
Equity in (earnings) losses of 50%-or less owned unconsolidated affiliates	(21.9)	(14.4)	(23.7)	(16.1)	7.8	(17.4)	2.5

Total earnings (loss)	$1,539.2	$1,102.5	$(649.2)	$1,694.1	$1,706.5	$1,571.9	$1,243.4

Fixed Charges:
Interest expense, net	$15.7	$19.7	$44.2	$13.6	$15.9	$15.2	$10.0
Capitalized interest	12.6	3.5	8.1	12.7	12.3	11.6	19.2
Portion of rents deemed to be interest	8.6	5.5	14.8	10.3	8.5	7.9	6.5

Total fixed charges	$36.9	$28.7	$67.1	$36.6	$36.7	$34.7	$35.7

Ratio of earnings to fixed charges	41.7	38.4	(a )	46.3	46.5	45.3	34.8

(a)
Earnings are approximately $716.3 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by a write-off of acquired in-process research and development of approximately $3.0 billon related to the acquisition of Immunex Corporation.

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AMGEN INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in Millions)